Exhibit 99.1

Canada Goose Welcomes Alfredo Cunanan Mendoza Tan as

Chief Digital & Information Officer

Alfredo will oversee all consumer-facing digital platforms, as well as IT, Digital Media & Marketing and Consumer Insights

Toronto, ON – July 12, 2024 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today Alfredo C. M. Tan as our new Chief Digital & Information Officer, effective August 7, 2024. Alfredo takes over for Matt Blonder who will be departing Canada Goose.

As Chief Digital & Information Officer, Alfredo C. M. Tan will be responsible for the strategy, implementation and adoption of all consumer-facing digital platforms. He will drive the brand’s digital capabilities and lead the teams responsible for developing the company’s digital roadmap across digital sales channels, as well as the company’s IT, Digital Media & Marketing, and Consumer Insights. Alfredo and his team will also be responsible for Canada Goose’s future Data and AI Strategy to enhance commercial and enterprise performance.

“Alfredo brings significant global experience and a proven track-record harnessing the power of technology to transform consumer experiences and deliver results,” said Dani Reiss, Chairman and CEO, Canada Goose. “I am confident in Alfredo’s abilities to accelerate our organization’s digital capabilities, drive operating efficiencies across the value chain, and enhance our customers’ omnichannel shopping experience.”

Alfredo joins Canada Goose most recently from Loblaw Companies Ltd where he was the Senior Vice-President & Managing Director of the Retail Media division. Alfredo was a pioneering leader at Meta Platforms, joining as one of the first 1000 employees globally and helping to transform it into a global media and technology leader. Previously, he was the Senior Vice-President of Strategy, Data & Digital Products at Rogers Sports & Media. Alfredo was also the first Chief Digital Officer & Chief Innovation Officer at WestJet Airlines.

“I’m incredibly excited to join Canada Goose, a global leader in Canadian luxury with an authentic heritage and commitment to craftsmanship,” said Alfredo, incoming Chief Digital & Information Officer, Canada Goose. “I believe there is tremendous opportunity ahead for Canada Goose as we leverage technology to deliver world class experiences and contribute to the growth of Canada Goose globally.”

About Canada Goose

Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.

Investors: ir@canadagoose.com

Media: media@canadagoose.com

Source: Canada Goose Holdings Inc.